UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Spirit Airlines, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P. [ID No. 26-0189082]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,402,848 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 29,402,848 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* PN, IA

(1) Solely in its capacity as manager of OCM Spirit Holdings II, LLC, OCM Spirit Holdings, LLC, POF Spirit Foreign Holdings, LLC, OCM Spirit Holdings III, LLC and OCM Spirit Holdings III-A, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Holdings, Inc. [ID No. 26-0179905]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,402,848 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 29,402,848 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* CO

(1) Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC [ID No. 26-0174894]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,402,848 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 29,402,848 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* OO

(1) Solely in its capacity as sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings, L.P. [ID No. 95-4521152]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,402,848 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 29,402,848 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* PN

(1) Solely in its capacity as majority holder of voting units of Oaktree Capital Group, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC [ID No. 26-0174883]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,402,848 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 29,402,848 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* OO

(1) Solely in its capacity as general partner of Oaktree Capital Group Holdings, L.P.

SCHEDULE 13D

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund II, L.P. [ID No. 95-4833215]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,102,628

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 38.77%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P. [ID No. 20-0379312]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,823,203

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 39.76%

14	Type of Reporting Person* PN

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Spirit Holdings II, LLC [ID No. 20-3673223]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,843,307

	8	Shared Voting Power

	9	Sole Dispositive Power 20,843,307

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,843,307

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 28.75%

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Spirit Holdings, LLC [ID No. 20-0673251]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,244,144

	8	Shared Voting Power

	9	Sole Dispositive Power 6,244,144

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,244,144

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.59%

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III G.P., L.P. [ID No. 20-0379203]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,823,203

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 39.76%

14	Type of Reporting Person* PN

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P. [ID No. 26-0182151]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* PN

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital I, L.P. [ID No. 26-0181836]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* PN

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Holdings I, LLC [ID No. 26-0181752]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Holdings, LLC [ID No. 26-0174909]]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,402,848

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 40.56%

14	Type of Reporting Person* OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.0001 per share (the “Common Stock”), of Spirit Airlines, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2800 Executive Way, Miramar, Florida 33025.

The Issuer completed an initial public offering on June 2, 2011.  The number of shares of Common Stock beneficially owned by the Reporting Persons has been adjusted to reflect the initial public offering.

Item 2.	Identity and Background

(a)                                  This Schedule 13D is being filed on behalf of:

(1)                                  OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to invest in the securities of the Issuer;

(2)                                  OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), whose principal business is to invest in the securities of the Issuer;

(3)                                  Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Capital Management”), whose principal business is to provide investment management services to certain funds and accounts, in its capacity as manager of Holdings, Holdings II, POF Spirit Foreign Holdings, LLC (“POF Foreign Holdings”), OCM Spirit Holdings III, LLC (“Holdings III”), and OCM Spirit Holdings III-A, LLC (“Holdings III-A”);

(4)                                  Oaktree Holdings, Inc., a Delaware corporation (“OHI”), whose principal business is to serve as, and perform the functions of, the general partner of Capital Management, in its capacity as general partner of Capital Management;

(5)                                  Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as sole shareholder of OHI;

(6)                                  Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH LP”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the majority holder of the voting units of OCG;

(7)                                  Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH LP, in its capacity as the general partner of OCGH LP;

(8)                                  OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of POF Foreign Holdings, Holdings II, and Holdings III-A;

(9)                                  OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of POF Foreign Holdings, Holdings II, and Holdings III;

(10)                            OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), whose principal business is to serve as, and perform the functions of, the general partner of POF III, in its capacity as general partner of POF III;

(11)                            Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree GP”), whose principal business is to (i) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (ii) act as the sole shareholder of certain controlling entities of certain investment funds, in its capacity as general partner of Fund III GP and POF II;

(12)                            Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree LP”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree GP and (ii) hold limited partnership interests in Oaktree GP, in its capacity as general partner of Oaktree GP;

(13)                            OCM Holdings I, LLC, a Delaware limited liability company (“OCM Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree LP, in its capacity as general partner of Oaktree LP; and

(14)                            Oaktree Holdings, LLC, a Delaware limited liability company (“OHL” and together with Holdings, Holdings II, Capital Management, OHI, OCG, OCGH LP, OCGH GP, POF II, POF III, Fund III GP, Oaktree GP, Oaktree LP and OCM Holdings, collectively the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of OCM Holdings, in its capacity as managing member of OCM Holdings.

(b)                                 The address of each of the Reporting Persons and Covered Persons is 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071.

(c)                                  The name and positions of the executive officers and directors of the Reporting Persons (the “Covered Persons”) are set forth on Annex A hereto.

(d)                                 None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the Covered Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    All of the Covered Persons are natural persons and are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 17, 2010 the Issuer, Holdings, Holdings II, Holdings III, Holdings III-A, POF Foreign Holdings, POF II, POF III, Indigo Florida L.P., Indigo Miramar LLC, Indigo Partners LLC, Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A Dated December 31, 1977, Taurus Investment Partners LLC, Edward Homfeld, Homfeld II, LLC, Mark Kahan 2005 Irrevocable Trust F/B/O Eliyahu Moshe Kahan and Mark Kahan entered into a Recapitalization Agreement (as amended, the “Recapitalization Agreement”), which provided for the recapitalization of the Issuer upon closing of an initial public offering of the Issuer’s Common Stock (the “IPO”).  Pursuant to the Recapitalization Agreement, the Issuer agreed to use the net proceeds to, among other things, repay indebtedness and accrued interest thereon, and to exchange for Common Stock (at the price per share equal to the public offering price per share in the IPO) any indebtedness of the Issuer held by Holdings II, Holdings III, and Holdings III-A that remains outstanding after the application of such net proceeds.

The Issuer completed the IPO on June 2, 2011.  Prior to the recapitalization and IPO, (a) Holdings was the beneficial owner of 470,000 shares of Common Stock and 93,114 shares of Class A Preferred Stock of the Issuer, (b) Holdings II was the beneficial owner of 8,580,442 shares of Common Stock and $66,682,548 aggregate principal amount of Tranche A Notes of the Issuer, (c) Holdings III was the beneficial owner of $10,374,843 aggregate principal amount of Tranche B Notes of the Issuer and $1,607,142.85 aggregate principal amount of Short Term Notes of the Issuer, (d) Holdings III-A was the beneficial owner of $4,625,157 aggregate principal amount of Tranche B Notes of the Issuer, and (e) POF Foreign Holdings was the beneficial owner of 30,000 shares of Common Stock and 6,886 shares of Class A Preferred Stock of the Issuer.  Such securities were originally purchased with the working capital of the purchasing entity.

Immediately prior to the IPO, (i) Holdings received 5,754,144 shares of Common Stock in exchange for the Class A Preferred Stock, (ii) Holdings II received 12,262,865 shares of Common Stock in exchange for the Tranche A Notes, (iii) Holdings III received 1,300,220 shares of Common Stock automatically in exchange for the Tranche B Notes, (iv) Holdings III-A received 579,645 shares of Common Stock automatically upon the conversion of the Tranche B Notes, and (v) POF Foreign Holdings received 425,532 shares of Common Stock in exchange for the Class A Preferred Stock. Such shares of Common Stock were issued at a price of $12 per share.

In connection with the IPO, Holdings II has agreed to sell 2,133,333 shares of Common Stock pursuant to the exercise of the overallotment option in the underwritten offering discussed in the registration statement on Form S-1 (File No. 333-169474) filed by the Issuer with the Securities and Exchange Commission on September 17, 2010 (thereafter amended on October 28, 2010, November 18, 2010, November 19, 2010, February 28, 2011, March 16, 2011, April 27, 2011, May 12, 2011, and May 19, 2011 and as amended, the “Registration Statement”).

After giving effect to the recapitalization and the IPO, (i) Holdings is the direct beneficial owner of 6,224,144 shares of Common Stock, (ii) Holdings II is the direct beneficial owner of 20,843,307 shares of Common Stock, (iii) Holdings III is the direct beneficial owner of 1,300,220 shares of Common Stock, (iv) Holdings III-A is the direct beneficial owner of 579,645 shares of Common Stock, and (v) POF Foreign Holdings is the direct beneficial owner of 455,532 shares of Common Stock,

Item 4.	Purpose of the Transaction

As described in Item 3 above, the shares of the Common Stock were held by the Reporting Persons prior to the IPO.  The Reporting Persons currently intend to hold such shares for investment purposes subject to the next paragraph.

The Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or by other accounts or funds of which any of the Reporting Persons serve as the general partner and/or investment manager or whether the Reporting Persons or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  In addition to the foregoing, Holdings II may sell shares of Common Stock pursuant to the underwritten offering discussed in the Registration Statement and the exercise by the IPO’s underwriters of their overallotment option.

Except as otherwise disclosed herein, the Reporting Persons currently have no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

A Managing Director at Capital Management, Jordon Kruse, serves as a director of the Issuer.  As a director, Mr. Kruse may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, (i) Holdings directly owns 6,224,144 shares of Common Stock, representing 8.59% of the number of shares of Common Stock outstanding after the IPO, (ii) Holdings II directly owns 20,843,307 shares of Common Stock, representing approximately 28.75% of the number of shares of Common Stock outstanding after the IPO, (iii) Holdings III directly owns 1,300,220 shares of Common Stock, representing 1.79% of the number of shares of Common Stock outstanding after the IPO, (iv) Holdings III-A directly owns 579,645 shares of Common Stock, representing 0.80% of the number of shares of Common Stock outstanding after the IPO, and (v) POF Foreign Holdings directly owns 455,532 shares of Common Stock, representing 0.63% of the number of shares of Common Stock outstanding after the IPO,

Capital Management, in its capacity as manager of Holdings, Holdings II, Holdings III, Holdings III-A and POF Foreign Holdings (collectively, the “OCM Entities”) has the ability to direct the management of each of the OCM Entities’ business, including the power to direct the decisions of each of the OCM Entities regarding the vote and disposition of securities held by each of the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of the 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHI, in its capacity as general partner of Capital Management, has the ability to direct the management of Capital Management’s business, including the power to direct the decisions of Capital Management regarding the vote and disposition of securities held by the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of the 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCG, in its capacity as sole shareholder of OHI, has the ability to appoint and remove directors of OHI and as such, may indirectly control the decisions of OHI regarding the vote and disposition of securities held by the

OCM Entities; therefore, OCG may be deemed to have indirect beneficial ownership of the 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH LP, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH LP may be deemed to have indirect beneficial ownership of the 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH GP, in its capacity as the general partner of OCGH LP, has the ability to direct the management of OCGH LP’s business, including the power to direct the decisions of OCGH LP regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

POF II, in its capacity as a member of Holdings, Holdings II, Holdings III-A and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 28,102,628 shares of Common Stock (approximately 38.77% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by Holdings, Holdings II, Holdings III-A and POF Foreign Holdings.

POF III, in its capacity as a member of Holdings, Holdings II, Holdings III and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 28,823,203 shares of Common Stock (approximately 39.76% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by Holdings, Holdings II, Holdings III and POF Foreign Holdings.

Fund III GP, in its capacity as general partner of POF III, may be deemed to have an indirect beneficial ownership of 28,823,203 shares of Common Stock (approximately 39.76% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by Holdings, Holdings II, Holdings III and POF Foreign Holdings.

Oaktree GP, in its capacity as general partner of POF II and Fund III GP, may be deemed to have an indirect beneficial ownership of 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Oaktree LP, in its capacity as general partner of Oaktree GP, may be deemed to have an indirect beneficial ownership of 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCM Holdings, in its capacity as general partner of Oaktree LP, may be deemed to have an indirect beneficial ownership of 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHL, in its capacity as managing member of OCM Holdings, may be deemed to have an indirect beneficial ownership of 29,402,848 shares of Common Stock (approximately 40.56% of the Common Stock outstanding after the IPO) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

In addition, Indigo Florida L.P. (“Indigo Florida”) and Indigo Miramar LLC (“Indigo Miramar,” and together with Indigo Florida, the “Indigo Investors”), which also comprise a “group” with the Reporting Persons as a result of the Stockholders Agreement described in Item 6 below, own in the aggregate 22,856,930 shares of Common Stock.  The Indigo Investors beneficially own in the aggregate approximately 31.53% of the Common Stock outstanding after the IPO.

(b) With respect to the shares of Common Stock reported herein, each of Holdings, Holdings II, Capital Management, OHI, OCG, OCGH LP and OCGH GP may be deemed to have sole voting and dispositive power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Holdings and Holdings II, or by any of the Covered Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Holdings and Holdings II, and each Covered Person.

(c) Other than the transactions described in Item 3, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the Covered Persons, has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Covered Persons and between such persons and any person with respect to any securities of the Company other than the following:

Stockholders Voting Agreement

On May 27, 2011, a Stockholders Agreement (“Stockholders Agreement”) was entered into by and among (i) the Issuer, (ii) Holdings, (iii) Holdings II, (iv) Holdings III, (v) Holdings III-A, (vi) POF II, (vii) POF III (together with POF II, collectively, the “POF Investors”) (viii) POF Foreign Holdings (together with Holdings, Holdings II, Holdings III, Holdings III-A, the POF Investors, collectively, the “Oaktree Investors”), and (ix) Indigo Investors.  The Stockholders Agreement provides for certain matters pertaining to the election of the Issuer’s board of directors.  The Indigo Investors and Oaktree Investors each have the right to designate a number of director nominees to the Issuer’s board of directors, and each of Indigo Investors and Oaktree Investors shall vote all of the voting securities of the Issuer held by it in order to elect such nominees.  The Stockholders Agreement will terminate automatically at such time that Indigo Investors and the Oaktree Investors, as a group, own less than 50% of the Issuer’s outstanding voting securities entitled to vote in the election of directors.

Jordon Kruse, Managing Director at Oaktree Capital Management, LP, serves on the Board of Directors of the Issuer as of the date hereof.

Investor Rights Agreement

On July 13, 2006, a Second Amended and Restated Investor Rights Agreement (as amended by that certain Amendment to Second Amended and Restated Investor Rights Agreement dated as of July 20, 2010, that certain Second Amendment to Second Amended and Restated Investor Rights Agreement, dated as of February 1, 2011 and that certain Third Amendment to Second Amended and Restated Investor Rights Agreement, dated as of May 25, 2011, the “Investor Rights Agreement”) was entered into by and among (i) the Issuer, (ii) the Oaktree Investors, (iii) Indigo Investors, and (iv) certain other investors of the Issuer named therein.  After the completion of the IPO, the holders of Common Stock will be entitled to certain demand and piggy-back registration rights, subject to lock-up arrangements.

Overallotment

On May 25, 2011, Holdings II entered into an Underwriting Agreement with Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters (the “Underwriters”), the other selling stockholders named in Schedule II thereto (together with Holdings II, the “Selling Stockholders”) and the Issuer for the sale by the Issuer of an aggregate of 15,600,000 shares of Common Stock, and at the election of the Underwriters up to 2,340,000 additional shares of Common Stock to cover over-allotments.

Lock-Up Agreements

Notwithstanding the foregoing, the Issuer and the Selling Stockholders have agreed, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Underwriting Agreement continuing through the date that is 180 days thereafter.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                                                A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:                                                Underwriting Agreement, dated as of May 25, 2011, among Spirit Airlines, Inc., Citgigroup Global Markets Inc and Morgan Stanley & Co. Incorporated as representatives of the underwriters, and the selling stockholders named on Schedule II thereto.

Exhibit 3:                                                Recapitalization Agreement, dated as of September 17, 2010, among Spirit Airlines, Inc., POF Spirit Foreign Holdings, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Spirit Holdings, LLC, Holdings II, OCM Spirit Holdings, LLC, OCM Sprit Holdings III-A, LLC, Indigo Florida L.P., Indigo Miramar LLC, Indigo Partners LLC, Jacob Schorr, Julianne B. Schorr, The

David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A Dated December 31, 1977, Taurus Investment Partners LLC, Edward Homfeld, Homfeld II, LLC, Mark Kahan 2005 Irrevocable Trust F/B/O Eliyahu Moshe Kahan and Mark Kahan.

Exhibit 4:                                                Amendment No. 1 to Recapitalization Agreement, dated as of May 25, 2011, among Spirit Airlines, Inc., POF Spirit Foreign Holdings, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Spirit Holdings, LLC, Holdings II, OCM Spirit Holdings, LLC, OCM Sprit Holdings III-A, LLC, Indigo Florida L.P., Indigo Miramar LLC, Indigo Partners LLC, Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A Dated December 31, 1977, Taurus Investment Partners LLC, Edward Homfeld, Homfeld II, LLC, Mark Kahan 2005 Irrevocable Trust F/B/O Eliyahu Moshe Kahan and Mark Kahan.

Exhibit 5:                                                Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors.

Exhibit 7:                                                Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors.

Exhibit 8:                                                Second Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors.

Exhibit 9:                                                Third Amendment to Second Amended and Restated Investor Rights Agreement, dated as of May 25, 2011, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors.

Exhibit 10:                                          Stockholders Voting Agreement, dated as of June 1, 2011, by Spirit Airlines, Inc., OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, Indigo Florida L.P., and Indigo Miramar LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2011

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Managing Member

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Managing Member

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

ANNEX A

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

NAME	PRINCIPAL OCCUPATION

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

OAKTREE CAPITAL GROUP, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

NAME	PRINCIPAL OCCUPATION

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

OAKTREE HOLDINGS, INC.

Oaktree Capital Group, LLC is the sole shareholder of Oaktree Holdings, Inc.  The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

NAME	PRINCIPAL OCCUPATION

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

OAKTREE CAPITAL MANAGEMENT, L.P.

Oaktree Holdings, Inc. is the general partner of Oaktree Capital Management, L.P.  The name and principal  occupation of each of the members and the executive officers of Oaktree Capital Management, L.P. are listed below.

NAME	PRINCIPAL OCCUPATION

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.